UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED | RESULTS OF THE ANNUAL GENERAL MEETING OF
SASOL HELD ON FRIDAY, 16 NOVEMBER 2018

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:               JSE : SOLBE1
Sasol BEE Ordinary ISIN code:                  ZAE000151817
(“Sasol” or “the Company”)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY,
16 NOVEMBER 2018

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday, 16 November 2018 at the Sandton Convention Centre, 161
Maude Street, Sandton, Johannesburg are as follows:
-
As at Friday, 9 November 2018, being the annual general meeting Record Date, the total number of Sasol Ordinary and Sasol BEE Ordinary Shares (“SOLBE1 Shares”) in issue
(“Sasol Issued Shares”) was 630 875 365 of which 630 875 365 were eligible to vote
(“Total Votable Shares”).
-
The Sasol Issued Shares eligible to vote by being present in person or by submitting proxies was 509 910 922, being 80.83% of the Sasol Issued Shares and 80.83% of the
Total Votable Shares.

1.
The audited annual financial statements of the Company and of the Sasol group, including the reports of the directors, external auditors, audit committee and the safety, social and ethics committee for the financial year ended 30 June 2018 were presented.

2.
Mr C Beggs, Mr S R Cornell, Mr M J Cuambe, Mr M J N Njeke and Mr B Nqwababa, who
retired by rotation at the meeting in terms of clause 22.2.1 of the Company’s Memorandum of Incorporation (“the Sasol MOI”) and who made themselves available for re-election, were re-elected individually for a further term of office:
Total shares voted Shares abstained
For (%) Against (%) Number
%(1)
%(1)
C Beggs 99.78 0.22 450 972 983 71.48 9.28
S R Cornell 99.82 0.18 450 974 828 71.48 9.28
M J Cuambe 99.95 0.05 450 973 503 71.48 9.28
M J N Njeke 78.60 21.40 508 769 925 80.65 0.12
B Nqwababa 99.86 0.14 450 958 576 71.48 9.28

3.
Ms M B N Dube and Dr M Flöel, who were appointed by the Sasol board of directors (“the
Board”) in terms of clause 22.4.1 of the Sasol MOI during the course of the year, were elected individually:
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
M B N Dube 99.99 0.01 508 767 253 80.64 0.12
M Flöel 99.98 0.02 508 762 200 80.64 0.12

4.
PricewaterhouseCoopers Incorporated was automatically re-appointed as the independent auditor of the Company until the next annual general meeting in terms of section 90(6) of the Companies Act, 2008 (“the Act”).

5.
The members of the audit committee, Mr C Beggs, Ms G M B Kennealy, Ms N N A
Matyumza, Mr M J N Njeke and Mr S Westwell were elected individually for the financial year ending 30 June 2019, in terms of sections 94(4) and 94(5) of the Act, read with
Regulation 42 of the Companies Regulations, 2011:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
C Beggs 97.90 2.10 508 769 584 80.65 0.12
G M B Kennealy 98.38 1.62 508 744 784 80.64 0.13
N N A Matyumza 99.99 0.01 506 828 308 80.34 0.12
M J N Njeke 78.08 21.92 508 765 498 80.64 0.12
S Westwell 99.68 0.32 508 770 583 80.65 0.12

6.
Advisory endorsement of the Company’s remuneration policy for the year ending 30 June
2019 was obtained:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
78.53 21.47 508 706 143 80.63 0.13

7.
Advisory endorsement of the implementation report of the Company’s remuneration policy for the year ended 30 June 2019 was obtained:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
75.81 24.19 508 703 676 80.63 0.13

8.
Special resolution number 1 approving the remuneration payable to non-executive directors of the Company for their services as directors from the date of this annual general meeting until this resolution is replaced, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
86.50 13.50 508 705 131 80.63 0.13

9.
Special resolution number 2 to authorise, to the extent required in terms of sections 44 and 45 of the Act, the Board (or any person/s authorised by the Board to do so), as it in its discretion deems fit, but subject to compliance with the requirements of the Sasol MOI, the Act and the statutory requirements and Listings Requirements of the JSE (“Listings
Requirements”) applicable to the Company pursuant to the shares in the capital of the
Company being listed on any recognised stock exchange from time to time, to grant authority to the Company to provide financial assistance as contemplated in section 44 of the Act to any person approved by the Board (or any person or persons to whom the
Board has delegated the power to approve recipients of the financial assistance); and
direct or indirect financial assistance as contemplated in section 45 of the Act to a related or inter-related company or corporation as contemplated in the Act; and/or to a member of such a related or inter-related company or corporation; and/or to a director or prescribed officer of a related or inter-related company; and/or to a person related to any such company, corporation, member, director or prescribed officer; for any purpose in the normal course of business of the Sasol group, including any black economic empowerment transaction, at any time during a period of 2 (two) years following the date on which this special resolution is passed, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
93.87 6.13 508 224 771 80.56 0.21

10.      Special resolution number 3 authorising the Board, as it in its discretion deems fit, but subject to compliance with the requirements of the Sasol MOI, section 48 of the Act, and the Listings Requirements, to approve the general repurchase by the Company or purchase by any of its subsidiaries, of any of the Company’s ordinary shares and/or
Sasol BEE Ordinary Shares, subject to the provisions of paragraphs 9(a) to 9(k) of the notice of this annual general meeting, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.94 0.06 508 880 255 80.66 0.10

11.      Special resolution number 4 authorising the Board, that when any general repurchase by the Company of its shares takes place in accordance with special resolution number 3, as required by section 48(8)(a) of the Act, to approve the inadvertent purchase by the
Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company, subject to the provisions of the Sasol MOI, the Act, and the Listings Requirements, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.94 0.06 508 979 518 80.68 0.09

12.      Special resolution number 5 comprising amendments to clause 43 and schedule 6 of the
Sasol MOI, with the addition of a new clause 43.9 and 14 respectively, as well as the addition of a new clause 49 and a new schedule 6A to the Sasol MOI, to facilitate the replacement of the BEE Contract Verification process with the BEE Verification Agent process for the trading in SOLBE1 Shares on a date to be announced by Sasol, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)

99.98 0.02 508 942 783 80.67 0.09

13.     Special resolution number 6 revoking special resolution number 12 adopted by shareholders on 17 November 2017, and authorising the Company, pursuant to sections
41(1) and (3) of the Act, the Sasol MOI and paragraph 5.51(g) of the Listings
Requirements, to issue a number of SOLBE1 Shares not exceeding 150 000 000 (one hundred and fifty million) pursuant to the Automatic Share Exchange, to a director, future director, prescribed officer, or future prescribed officer of the Company or a person related or inter-related to the Company, or to a director or prescribed officer of the
Company or a nominee of such a person, or non-public shareholders and related parties, and that the “Share Exchange Ratio” referred to in paragraph (d) of the reasons for and effect of special resolution number 5 passed at the 17 November 2017 General Meeting of the Company, shall be read as having the same meaning as applies to this special resolution number 6.”, was approved:
Total shares voted
Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
87.82 12.18 499 883 213 79.24 1.53

Notes:
(1)      Expressed as a percentage of 630 875 365 Sasol Issued Shares (comprising 624 544 018
Sasol Ordinary Shares and 6 331 347 Sasol SOLBE1 Shares) as at the Voting Record
Date of Friday, 9 November 2018.

16 November 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:     Company Secretary